NEWS RELEASE

Harte Hanks Reports Fourth Quarter and Full Year 2018 Financial Results

SAN ANTONIO, Texas – March 13, 2019 -- Harte Hanks, Inc. (NYSE: HHS), an industry leader in data-driven, omni-channel marketing solutions and logistics, today announced financial results for the fourth quarter and full year ended December 31, 2018.

Bant Breen, Harte Hanks’ Chief Executive Officer stated, “The strategic transition that began in the second half of 2018 to improve operational and financial performance accelerated in January when the new executive leadership team joined the Company. The actions that were implemented by the board of directors in the latter part of 2018 to reduce spending, streamline operations and refocus attention on our core competencies were an important first step in stabilizing the business.”

“In my first 60 days as CEO I visited with the Harte Hanks team in our offices across the country and met with many of our clients. We are known for our innovative strategies, our tried and tested best practices and commitment to real results, our creative problem solving and having the talent that rolls up our sleeves and truly can make things happen.”

“We believe we are at one of the most exciting inflection points for how customer data is utilized from a marketing perspective. With the perfect storm of privacy regulation, technological possibility with machine-learning and cloud-based infrastructure, Harte Hanks is in a powerful position to assist companies’ transition into this opt-in, omni-channel world where direct customer relationships and first-party data matter more than ever. We have taken steps to reposition our core service lines to the market within the context of our data capabilities and we have successfully begun building a pipeline of new opportunities.”

Breen concluded, “During and subsequent to the fourth quarter, actions to reduce expenses and strengthen our balance sheet were initiated and we ended 2018 with a cash position of more than $20 million. We believe there will be meaningful opportunities to further streamline our organization going forward and as we advance efforts to backfill our pipeline with new data driven opportunities, we hope to offset the potential of future revenue declines. Based on our current visibility, I believe that we have the necessary runway to generate positive quarterly EBITDA later this year.”

The following table presents comparative financial highlights of the company's operations for the fourth quarters and full years ended December 31, 2018 and 2017.

(In thousands, except per share data)	For the Three Months Ended December 31,			For the Years Ended December 31,
	2018	2017	% Change	2018	2017	% Change

Operating Revenues	$70,209	$99,866	(29.70)	$284,628	$383,906	(26.00)
Revenues without 3Q Digital (1)	$70,209	$90,195	(22.20)	$277,729	$347,832	(20.20)
Operating Income (Loss)	$(4,338)	$(33,682)	NM	$(26,034)	$(40,865)	NM
Adjusted Operating Income / (Loss) (1)	$(3,145)	$1,673	NM	$(21,727)	$(3,693)	NM
Income / (Loss) attributable to common stockholders	$1,305	$(29,341)	NM	$14,891	$(41,860)	NM
Basic Loss per common share	$0.21	$(4.730)	NM	$2.39	$(6.760)	NM
Diluted Loss per common share	$0.21	$(4.730)	NM	$2.38	$(6.760)	NM

(1) The company’s 3Q Digital, Inc. subsidiary was sold on February 28, 2018. Revenues without 3Q Digital and Adjusted Operating Income/(Loss) are each non-GAAP financial measures. See the attached table for reconciliation of these non-GAAP financial measures to the most comparable GAAP measures.
NM – Not meaningful

Fourth Quarter 2018 Results
Fourth quarter 2018 revenues were $70.2 million, compared to $99.9 million during the same quarter last year, a $29.7 million, or a 29.7% decline. This decline was due to lower revenue in our B2B, Consumer, Financial Services, Retail and Transportation verticals, offset by an increase in our Healthcare vertical. 3Q Digital’s revenue, which contributed revenue of $9.7 million in the fourth quarter of 2017, was absent from fourth quarter 2018 results. Excluding this impact, fourth quarter 2018 revenues would have declined $ 20.0 million or 22.2%. The 3Q Digital business was sold in the first quarter of 2018.
Fourth quarter operating loss was $4.3 million, compared to an operating loss of $33.7 million in the same quarter last year. The loss was due to lower revenue, which was partially offset by the impact of the company’s cost reduction efforts which lowered operating expenses, including a $12.9 million or 25.4% reduction in labor expense and the absence of expenses related to the company’s 3Q Digital business.
Fourth quarter 2018 Adjusted Operating Income was a loss of $3.1 million, compared to income of $1.7 million in the prior year quarter. The decrease in Adjusted Operating Income was due to the impact of lower revenue, partially offset by the company’s cost reduction efforts, which reduced expenses.
Income attributable to common stockholders for the fourth quarter of 2018 was $1.3 million, or Basic and Diluted Loss per common share of $0.21. In the prior year period, the loss attributable to common stockholders was $29.3 million, or Basic and Diluted Loss per common share of $4.73.

Full Year 2018 Results
Full year 2018 revenues were $284.6 million, compared to $383.9 million for the full year 2017, a $99.3 million, or a 25.9%, decline. This decline was due to lower revenues in all industry verticals, led by Consumer Brands and Retail, along with the absence of 3Q Digital revenue which contributed $6.9 million in 2018 compared to $36.0 million in 2017. Excluding this impact, full year 2018 revenues would have declined $70.1 million or 20.2%. The 3Q Digital business was sold in the first quarter of 2018.
Full year 2018 operating loss was $26.0 million, compared to an operating loss of $40.9 million in 2017. The loss was due to lower revenues of $99.3 million, offset by a larger $114.1 million decrease in operating expenses. The sale of 3Q

Digital, which accounted for a $26.8 million reduction in total operating expense, partially contributed to the $114.1 million year-over-year decline.
Full year 2018 Adjusted Operating Income was a loss of $21.7 million, compared to a loss of $3.7 million in 2017. The decrease in Adjusted Operating Income was due to the impact of lower revenue, partially offset by the company’s cost reduction efforts, which reduced expenses.
Income attributable to common stockholders for the full year 2018 was $14.9 million, or Basic and Diluted income of $2.39 and $2.38 per common share. This compares to a loss attributable to common stockholders of $41.9 million, or Basic and Diluted Loss per common share of ($6.76).

Conference Call Information
The company will host a conference call to discuss these results today at 4:30 p.m. ET. To access the live call, please dial (800) 263-0877 (toll free) or (646) 828-8143 and reference conference ID 3968733. The conference call will also be webcasted live in the Investors Events section of the Harte Hanks website at http://investors.hartehanks.com/events-and-presentations.

Following the conclusion of the live call, a telephonic replay will be available for 48 hours by dialing (844) 512-2921 or (412) 317-6671 and using the pin number 3968733. The replay will also be available for at least 90 days in the Investors Events section of the Harte Hanks website.

About Harte Hanks:
Harte Hanks is an industry leader in data-driven, omni-channel marketing solutions and logistics. The fuel that powers this Company is customer data. We offer clients around the world the strategic guidance they need across the customer data landscape as well as the executional know-how in database build and management, data analytics, data-driven creativity, digital media, direct mail, customer contact, client fulfillment, and marketing and product logistics. Harte Hanks has approximately 3000 employees delivering solutions in North America, Asia-Pacific and Europe. For more information, visit Harte Hanks at www.hartehanks.com, call 800-456-9748, or email us at pr@hartehanks.com.

Cautionary Note Regarding Forward-Looking Statements:

Our press release and related earnings conference call contain “forward-looking statements” within the meaning of U.S. federal securities laws. All such statements are qualified by this cautionary note, provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements other than historical facts are forward-looking and may be identified by words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “seeks,” “could,” “intends,” or words of similar meaning. These forward-looking statements are based on current information, expectations and estimates and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from what is expressed in or indicated by the forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. These risks, uncertainties, assumptions and other factors include: (a) local, national and international economic and business conditions, including (i) market conditions that may adversely impact marketing expenditures and (ii) the impact of economic environments and competitive pressures on the financial condition, marketing expenditures and activities of our clients and prospects; (b) the demand for our products and services by clients and prospective clients, including (i) the willingness of existing clients to maintain or increase their spending on products and services that are or remain profitable for us, and (ii) our ability to predict changes in client needs and preferences; (c) economic and other business factors that impact the industry verticals we serve, including competition and consolidation of current and prospective clients, vendors and partners in these verticals; (d) our ability to manage and timely adjust our facilities, capacity, workforce and cost structure to effectively serve our clients; (e) our ability to improve our processes and to provide new products and services in a timely and cost-effective manner though development, license, partnership or acquisition; (f) our ability to protect our facilities against security breaches and other interruptions and to protect sensitive personal information of our clients and their customers; (g) our ability to respond to increasing concern, regulation and legal action over consumer privacy issues, including changing requirements for collection, processing and use of information; (h) the impact of privacy and other regulations, including restrictions on unsolicited marketing communications and other consumer protection laws; (i) fluctuations in fuel prices, paper prices, postal rates and postal delivery schedules; (j) the number of shares, if any, that we may repurchase in connection with our repurchase program; (k) unanticipated developments regarding litigation or other contingent liabilities; (l) our ability to complete anticipated divestitures and reorganizations, including cost-saving initiatives; (m) our ability to realize the expected tax refunds; and (n) other factors discussed from time to time in our filings with the Securities and Exchange Commission, including under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 which will be filed by March 18, 2019.The forward-looking statements in this press release and our related earnings conference call are made only as of the date hereof and we undertake no obligation to update publicly any forward-looking statement, even if new information becomes available or other events occur in the future.

Supplemental Non-GAAP Financial Measures:

In this press release and our related earnings conference call, the company may use certain non-GAAP measures of financial performance, including “Revenues without 3Q Digital” and “Adjusted Operating Income/(Loss),” in order to provide investors with a better understanding of operating results and underlying trends to assess the company’s performance and liquidity. The most directly comparable measure for these non-GAAP financial measures are Revenues from continuing operations and Operating Income (Loss). The company evaluates its operating performance based on several measures, including these non-GAAP financial measures. The company believes that the presentation of these non-GAAP financial measures in this press release and earnings conference call presentations are useful supplemental financial measures of operating performance for investors because they facilitate investors’ ability to evaluate the operational strength of the company’s business. In particular, the use of the non-GAAP financial measures “Revenues without 3Q Digital” and “Adjusted Operating Income/(Loss)” are useful to both management and investors in their analysis of the company’s Consolidated Statements of Operations (Unaudited) because they facilitate a period to period comparison of Operating revenue and Operating Loss by excluding significant, unusual, non-recurring items in 2018 and 2017. However, there are limitations to the use of these non-GAAP measures, including that they may not be calculated the same by other companies in our industry limiting their use as a tool to compare results. Any supplemental non-GAAP financial measures referred to herein are not calculated in accordance with GAAP and they should not be considered in isolation or as substitutes for the most comparable GAAP financial measures.

As used herein, “Harte Hanks” or “the company” refers to Harte Hanks, Inc. and/or its applicable operating subsidiaries, as the context may require. Harte Hanks’ logo and name are trademarks of Harte Hanks.

Investor Contact:
Rob Fink
Hayden IR
646-415-8972
HHS@HaydenIR.com

Source: Harte Hanks, Inc